FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October 2002

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F×              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No ×

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                                                                                  82- ..............).

HSBC LAUNCHES CASH TENDER OFFER FOR GF BITAL

HSBC Holdings plc (HSBC) has today (1 November 2002) launched a cash tender offer to acquire all of the outstanding shares in Grupo Financiero Bital S.A. de C.V. (GF Bital).

The offer price is US$1.20967 per share in cash for each outstanding share of the Series 'O' shares and Series 'L' shares. These will be acquired on identical terms, as explained in HSBC's offer document. The total consideration, assuming tender of 100 per cent of GF Bital's aggregate 942,408,493 shares, would be approximately US$1.14 billion, as announced on 21 August 2002.

HSBC is launching the offer in accordance with Mexican capital markets regulations, following agreement with certain shareholders who hold approximately 57 per cent of the Series 'O' shares and approximately 52 per cent of the aggregate of GF Bital shares. These shareholders have agreed to tender their shares to HSBC in accordance with the terms of the offer. The offer is also subject to the receipt of a number of regulatory approvals and to certain terms and conditions.

The board of directors of GF Bital has recommended that GF Bital shareholders accept HSBC's offer and tender their shares.

The offer will expire at 15.45 hours Mexico City time on 22 November 2002. A news release will be issued after the offer has closed to inform shareholders of the outcome.

HSBC considers GF Bital to be an attractive banking franchise and a major and highly respected force in Mexican financial services. The acquisition will enable HSBC to become one of the few banks that can facilitate investment and trade flows seamlessly amongst the NAFTA countries and internationally.

Upon completion of the acquisition a new board will be appointed and Group General Manager and Chief Executive Officer Designate (Mexico) Alexander A. (Sandy) Flockhart will choose a new senior management team.

With some 7,000 offices in 81 countries and territories and assets of US$746 billion at 30 June 2002, the HSBC Group is one of the world's largest banking and financial services organisations.

The description contained in this news release is neither an offer to purchase securities nor a solicitation of an offer to sell securities. Any tender offer will be made through an offer to purchase and related transmittal documents, which HSBC has filed with Mexican regulatory authorities and mailed to GF Bital shareholders. Shareholders of GF Bital should read these documents if and when they become available because they will contain important information about the cash tender offer.

   END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                            By:

                                                                                                           Name: P A Stafford

                                                                                                          Title: Assistant Group Secretary

Date: November 1, 2002